EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005
	(In thousands)
Earnings:
Income from continuing operations before income taxes	$(173,767)	$(1,187,093)	$98,835	$(26,626)	$427,362
Add: Total fixed charges (see below)	181,094	158,414	146,919	65,584	63,415
Less: Interest capitalized	(2,619)	(5,288)	(5,736)	(4,298)	(2,821)

Total earnings	$4,708	$(1,033,967)	$240,018	$34,660	$487,956

Fixed charges:
Interest (a)	$164,548	$139,508	$128,919	$53,311	$51,106
Portion of non-cancellable lease expense representative of the interest factor (b)	16,546	18,906	18,000	12,273	12,309

Total fixed charges	$181,094	$158,414	$146,919	$65,584	$63,415

Ratio of earnings to fixed charges	(e)	(d)	1.63	(c)	7.69

(a)	Interest includes amortization of capitalized financing fees.

(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.

(c)	Earnings were insufficient to cover fixed charges by $30.9 million.

(d)	Earnings were insufficient to cover fixed charges by $1,192.4 million.

(e)	Earnings were insufficient to cover fixed charges by $176.4 million.